August 09, 2012

Larry Spirgel

Assistant Director

Telephone Number: 202. 551.3810

Re:

Line Up Advertisement, Inc.

Amendment No.1 to Registration Statement on form S-1

Filed August 6, 2012

File No. 333-182566

Dear Mr. Spirgel:

Thank you for your letter dated August 8, 2012. Regarding your comments, please find in the following pages the answers for the comments.

Summary Information, page 5

1.

Please revise to clarify what will occur in the event that less than $25,000 in offering proceeds is received.

We have included the table and amended the paragraph shown below on the bottom of page 5 and on the bottom of page 44.

“The tables below show our plan of operations in the under 25%, 25%, 50%, 75% and 100% sales scenarios:

Under 25% of shares sold

The Company would employ its best efforts to try and implement its plan of operations in any scenario of sales under 25% of the shares offered herein. The table below shows our estimated use of proceeds (if any) from this offering considering our estimated use of the net proceeds (NP) in percentage.

Dollar amount	Under $25,000

Expenses related to this offering	$ 7,636*	Legal, bookkeeper, accounting, EDGARization, Transfer Agent and Printing and SEC registration fee expenses,

Expenses to maintain our reporting status for 12 months after effective date	$14,400*	Bookkeeper, accounting, EDGARization and XBRL expenses.
Market Research	32% of NP	The Company’s president would be responsible to conduct the Market Research

Equipment Purchase	41% of NP	We’d try to be to purchase one full set of used TV and outdoor weather proof case

Tests and website development	8.5% of NP	The president would be responsible for the tests and would hire a third party web developer to finalize our website, provided that we were able to acquire the equipment

Secure Contracts with nightclub owners	8% of NP	The Company’s president would deal with all negotiations via telephone and internet

Search for local business for initial advertisement	9.5% of NP	The Company’s president would deal with all the negotiations via telephone and internet

Office supplies, Stationery, Telephone, Internet	1% of NP	General office expenses

 *The Company’s president has indicated that he is committed to advancing funds (up to $15,000) for the next twelve months to cover expenses to maintain the reporting status current with the SEC.”

Description of our Services, page 28

2.

We note your response to comment 13 in our letter dated July 30, 2012. However, we are unable to find the change to the disclosure you discuss in that response. Please provide the additional disclosure as indicated.

We have included the required additional disclosure as the 1st full paragraph on page 29:

“We intend to negotiate contracts with club owners offering them, in return for the TV’s placement, some air time to advertise their own club’s logo, drinks specials, website, etc. We do not intend to share advertising revenue from other clients.”

 The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information required by the Securities Act of 1933 and all applicable Securities Act rules.

The Company acknowledges that any Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; that any action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

Sincerely yours,

s/Vagner Gomes Tome

Vagner Gomes Tome

President

Line Up Advertisement, Inc.